Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 8 DATED OCTOBER 6, 2016
TO THE PROSPECTUS DATED APRIL 29, 2016
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated April 29, 2016, Supplement No. 6 dated August 22, 2016, which superseded and replaced all previous supplements to the prospectus, and Supplement No. 7 dated September 9, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to update our distribution and stockholder servicing fee.
PROSPECTUS UPDATES
Distribution and Stockholder Servicing Fee
In October 2016, we entered into an amendment to our amended and restated dealer manager agreement with our dealer manager. Pursuant to the amendment, the distribution and stockholder servicing fee is calculated on a daily basis in an amount equal to 1/365th of 1.0% of the estimated per share NAV of Class T shares sold in our primary offering until no later than the fourth anniversary of the last day of the month in which our offering terminates. Formerly, pursuant to the amended and restated dealer manager agreement, the annual amount of the distribution and stockholder servicing fee had been 0.8% of the estimated per share NAV of Class T shares sold in our primary offering until no later than the fifth anniversary of the last day of the month in which our offering terminates. In addition, to ensure that distribution and stockholder servicing fees are applied consistently to stockholders who paid different up-front selling commissions, the amendment provides that the distribution and stockholder servicing fee shall cease to be paid at the end of the month in which the total distribution and stockholder servicing fees paid by a stockholder within his or her individual account would be equal to 4.0% of the stockholder’s total gross investment amount at the time of the purchase of Class T shares by the stockholder in the primary portion of our offering. Formerly, pursuant to the amended and restated dealer manager agreement, the distribution and stockholder servicing fee would cease to be paid upon a determination that the total selling commissions and distribution and stockholder servicing fees paid by a stockholder within his or her individual account would be equal to 7.0% of the stockholder’s total gross investment amount at the time of the purchase of Class T shares by the stockholder in the primary portion of our offering.
The following information supersedes and replaces the section of our prospectus captioned “Questions and Answers About This Offering — Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?” beginning on page 2 of the prospectus and all similar discussions appearing throughout the prospectus.

Q:	Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?

A:
We are offering two classes of our common stock in order to provide investors with more flexibility in making their investment in us and to provide participating broker-dealers with more flexibility to facilitate investment in us. Investors can choose to purchase shares of either class of common stock in the offering. Each share of our common stock, regardless of class, will be entitled to one vote per share on matters presented to common stockholders for approval. The differences between each class relate to the fees and selling commissions payable in respect of each class. The following summarizes the differences in fees and selling commissions between the classes of our common stock.

	Class A Shares	Class T Shares
Offering price per share (on or after April 11, 2016)	$26.37	$25.26
Selling commissions	7%	3%
Dealer manager fee	2%	2%
Annual distribution and stockholder servicing fee	None	1%	(1)
_________________

(1)
The distribution and stockholder servicing fee will be paid monthly in arrears. We will cease paying the distribution and stockholder servicing fee with respect to the Class T shares sold in this offering at the earliest of: (i) the end of the month in which the transfer agent, on our behalf, determines that total distribution and stockholder servicing fees paid by a stockholder within his or her individual account would be equal to 4.0% of the stockholder’s total gross investment amount at the time of the purchase of the primary Class T shares held in such account; (ii) the date on which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the aggregate sale of Class A shares and Class T shares in our primary offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan); (iii) the fourth anniversary of the last day of the month in which our public offering (excluding the distribution reinvestment plan offering) terminates; (iv) the date such Class T share is no longer outstanding; and (v) the date we effect a liquidity event (such as the sale of our company, the sale of all or substantially all of our assets, a merger or similar transaction, the listing of our shares of common stock for trading on a national securities exchange or an alternative strategy that would result in a significant increase in the opportunities for stockholders to dispose of their shares). If the maximum selling commissions, dealer manager fees and distribution and stockholder servicing fees are paid, the total of such underwriting compensation, including other expenses paid or reimbursed by us, our sponsor or any other source in connection with the offering, would be 10.0% of the gross offering proceeds in the primary offering.
Class A Shares

•	An up-front selling commission, which is a one-time fee charged at the time of purchase of the shares, is paid.

•	No distribution and stockholder servicing fee.

•
Assuming (i) a constant primary offering price of $26.37 per Class A share, (ii) that shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees and (iii) that none of such shares purchased are redeemed or otherwise disposed of, we expect that with respect to a one-time $10,000 investment in Class A shares, $700 in selling commissions will be paid at the time of the investment and $200 in dealer manager fees will be paid at the time of the investment, for a total of $900 in selling commissions and dealer manager fees.

Class T Shares

•	Lower up-front selling commission than Class A shares.

•
For a period of time, which may be approximately four years, as described above, Class T shares purchased in the primary offering will pay selling commissions over time as a distribution and stockholder servicing fee, which will be calculated on a daily basis in the amount of 1/365th of 1.0% of the estimated per share NAV of Class T shares sold in our primary offering and will be paid monthly in arrears. For further clarity, with respect to any Class T share purchased in the primary offering at $25.26, and assuming such share is not redeemed or otherwise disposed of and none of the other events that would cause the payment of the distribution and stockholder servicing fee to cease have occurred, approximately $0.96 would be paid in distribution and stockholder servicing fees over four years, with the maximum aggregate distribution and stockholder servicing fees payable with respect to a Class T share equal to $1.01. The distribution and stockholder servicing fee paid in respect of Class T shares will be allocated to the Class T shares as a class expense and these fees will impact the amount of distributions payable on all Class T shares. Accordingly, the aggregate amount of distributions received by a purchaser of Class T shares may be less than the aggregate amount of distributions received by a purchaser of Class A shares. The distribution and stockholder servicing fee will be paid with respect to ongoing services provided to all of our Class T stockholders by the participating broker-dealer of record, which ongoing services may include (i) offering to meet with the holder of the Class T share no less than annually to provide overall guidance on the stockholder’s investment in us, including discussing the mechanics of the distribution reinvestment plan, share redemption program or a tender offer, or to answer questions about their customer account statement or valuations, and (ii) discussing with the holder of the Class T share, upon such stockholder’s request, any questions related to the stockholder’s investment in us. While we expect that the participating broker-dealer of record for a Class A stockholder may provide some similar services to a Class A stockholder, they are under no obligation to do so and we will not pay a stockholder servicing fee for such services.

•
Assuming (i) a constant primary offering price of $25.26 per Class T share, (ii) that shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees and (iii) that none of such shares purchased are redeemed or otherwise disposed of and that the maximum amount of distribution and stockholder servicing fees are paid, we expect that with respect to a one-time $10,000 investment in Class T shares, $300 in selling commissions will be paid at the time of the investment, $200 in dealer manager fees will be paid at the time of the investment and $400 in distribution and stockholder servicing fees will be paid, for a total of $900 in selling commissions, dealer manager fees and distribution and stockholder servicing fees.

We will not pay selling commissions, the dealer manager fee or distribution and stockholder servicing fees with respect to shares sold pursuant to our distribution reinvestment plan. The fees and expenses listed above will be allocated on a class-specific basis. The payment of class-specific expenses will result in different amounts of distributions being paid with respect to each class of shares. Specifically, we expect to reduce the amount of distributions that would otherwise be paid on Class T shares to account for the ongoing distribution and stockholder servicing fees payable on Class T shares. Therefore, distributions on Class T shares are expected to be lower than on the Class A shares while the distribution and stockholder servicing fee is payable. See the “Description of Shares” and “Plan of Distribution” sections of the prospectus for further discussion on the differences between our classes of shares.
In the event of any voluntary or involuntary liquidation, dissolution or winding up of us, or any liquidating distribution of our assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A shares and Class T shares ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. For such purposes, NAV will be determined on an aggregate basis for the company, from which any differences attributable between the Class A shares and the Class T shares will then be determined. The estimated liability for the future distribution and stockholder servicing fees, which will be accrued at the time each Class T share is sold, will have no effect on the NAV. Each holder of shares of a particular class of common stock will be entitled to receive, ratably with each other holder of shares of such class, that portion of such aggregate assets available for distribution as the number of outstanding shares of such class held by such holder bears to the total number of outstanding shares of such class then outstanding.
Factors you should consider when choosing a class of shares include: how long you expect to own the shares; how much you intend to invest; and total expenses associated with owning each class. Only Class A shares are available for purchase in this offering by our executive officers and directors, as well as officers and employees of our advisor and their family members or other affiliates and officers and directors of other programs sponsored by Cole Capital. Additionally, in the event that an investor has engaged the services of a registered investment advisor or other financial advisor paid on a fee for service or assets under management basis by the investor, only Class A shares are eligible for discounts on selling commissions with respect to purchases through such registered investment advisor. Investors should consult with their financial advisor when determining which class of shares to purchase.
The following information supersedes and replaces footnote (1) to the table contained in the section of our prospectus captioned “Prospectus Summary — Estimated Use of Proceeds of This Offering” beginning on page 18 of the prospectus and all similar discussions appearing throughout the prospectus.

(1)
This table assumes an allocation of 55% Class A shares and 45% Class T shares will be sold in the maximum primary offering at $26.37 per Class A share and at $25.26 per Class T share. The offering price is based on our estimated per share NAV, as determined by our board of directors on April 8, 2016, plus any applicable per share up-front selling commissions and dealer manager fees. In the event that we sell a greater percentage allocation of Class A shares (which are subject to a 7% selling commission), the aggregate amounts and percentage of offering costs will be higher and the amounts and percentages available for investment will be lower than the amounts and percentages shown in the table. We reserve the right to reallocate the shares of common stock we are offering among classes of shares and between the primary offering and our distribution reinvestment plan. In addition, we will pay a distribution and stockholder servicing fee for Class T shares that will be calculated on a daily basis in the amount of 1/365th of 1.0% of the estimated per share NAV of Class T shares in our primary offering and will be paid monthly in arrears. We have excluded the distribution and stockholder servicing fee from this table, as we will pay the distribution and stockholder servicing fee from cash flow from operations or, if our cash flow from operations is not sufficient to pay the distribution and stockholder servicing fee, from borrowings in anticipation of future cash flow. We estimate a maximum distribution and stockholder servicing fee of $45,000,000 would be paid, assuming the sale of $1,125,000,000 of Class T shares in our primary offering.

The following information supersedes and replaces the description of the “Distribution and Stockholder Servicing Fee” in the tables contained in the sections of our prospectus captioned “Prospectus Summary — Compensation to Our Advisor and Its Affiliates” beginning on page 21 of the prospectus and “Management Compensation” beginning on page 87 of the prospectus and all similar discussions appearing throughout the prospectus.
We will pay our dealer manager a fee that will be calculated on a daily basis in an amount equal to 1/365th of 1.0% of the estimated per share NAV of Class T shares sold in our primary offering and will be paid monthly in arrears. We will cease paying the distribution and stockholder servicing fee with respect to Class T shares sold in this offering at the earliest of: (i) the end of the month in which the transfer agent, on our behalf, determines that total distribution and stockholder servicing fees paid by a stockholder within his or her individual account would be equal to 4.0% of the stockholder’s total gross investment amount at the time of the purchase of the primary Class T shares held in such account; (ii) the date on which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the aggregate sale of Class A shares and Class T shares in our primary offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan); (iii) the fourth anniversary of the last day of the month in which our public offering (excluding the distribution reinvestment plan offering) terminates; (iv) the date such Class T share is no longer outstanding; and (v) the date we effect a liquidity event (such as the sale of our company, the sale of all or substantially all of our assets, a merger or similar transaction, the listing of our shares of common stock for trading on a national securities exchange or an alternative strategy that would result in a significant increase in the opportunities for stockholders to dispose of their shares). Our dealer manager may, in its discretion, reallow to participating broker-dealers all or a portion of the distribution and stockholder servicing fee.
The following information supersedes and replaces the second paragraph of footnote (1) to the table contained in the section of our prospectus captioned “Estimated Use of Proceeds” beginning on page 67 of the prospectus and all similar discussions appearing throughout the prospectus.
In addition, we will pay a distribution and stockholder servicing fee for Class T shares that will be calculated on a daily basis in the amount of 1/365th of 1.0% of the estimated per share NAV of Class T shares in our primary offering and will be paid monthly in arrears. We have excluded the distribution and stockholder servicing fee from this table, as we will pay the distribution and stockholder servicing fee from cash flow from operations or, if our cash flow from operations is not sufficient to pay the distribution and stockholder servicing fee, from borrowings in anticipation of future cash flow. We estimate a maximum distribution and stockholder servicing fee of $45,000,000 would be paid, assuming the sale of $1,125,000,000 of Class T shares in our primary offering.
The following information supersedes and replaces footnote (7) to the table contained in the section of our prospectus captioned “Estimated Use of Proceeds” beginning on page 67 of the prospectus and all similar discussions appearing throughout the prospectus.

(7)
Includes amounts anticipated to be invested in assets net of organization and offering expenses, acquisition fees and expenses and initial working capital reserves. We will also pay a distribution and stockholder servicing fee for Class T shares that will be calculated on a daily basis in the amount of 1/365th of 1.0% of the estimated per share NAV of Class T shares in our primary offering and will be paid monthly in arrears. We have excluded the distribution and stockholder servicing fee from this table, as we will pay the distribution and stockholder servicing fee from cash flow from operations or, if our cash flow from operations is not sufficient to pay the distribution and stockholder servicing fee, from borrowings in anticipation of future cash flow.

The following information supersedes and replaces the first paragraph of the section of our prospectus captioned “Description of Shares — Common Stock — Class T Shares” beginning on page 150 of the prospectus and all similar discussions appearing throughout the prospectus.
Each Class T share sold in our primary offering will be subject to a selling commission of up to 3.0% of the gross offering proceeds per share and a dealer manager fee of up to 2.0% of the gross offering proceeds per share. In addition, we will pay selling commissions over time as an ongoing distribution and stockholder servicing fee to our dealer manager with respect to Class T shares sold in our primary offering. The distribution and stockholder servicing fee will be calculated on a daily basis in an amount equal to 1/365th of 1.0% of the estimated per share NAV of Class T shares sold in our primary offering and will be paid monthly in arrears. We will cease paying the distribution and stockholder servicing fee with respect to Class T shares at the earliest of: (i) the end of the month in which the transfer agent, on our behalf, determines that total distribution and stockholder servicing fees paid by a stockholder within his or her individual account would be equal to 4.0% of the stockholder’s total gross investment amount at the time of the purchase of the primary Class T shares held in such account; (ii) the date on which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the aggregate sale of Class A and Class T shares in our primary offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan); (iii) the fourth anniversary of the last day of the month in which our public offering (excluding the distribution reinvestment plan offering) terminates; (iv) the date such Class T share is no longer outstanding; and (v) the date we effect a liquidity event (such as the sale of our company, the sale of all or substantially all of our assets, a merger or similar transaction, the listing of our shares of common stock for trading on a national securities exchange or an alternative strategy that would result in a significant increase in the opportunities for stockholders to dispose of their shares). We will not pay selling commissions, dealer manager fees or distribution and stockholder servicing fees on Class T shares sold pursuant to our distribution reinvestment plan. The distribution and stockholder servicing fee paid in respect of Class T shares will be allocated to the Class T shares as a class expense and these fees will impact the amount of distributions payable on all Class T shares. Accordingly, the aggregate amount of distributions received by a purchaser of Class T shares may be less than the aggregate amount of distributions received by a purchaser of Class A shares.

The following information supersedes and replaces the second paragraph of the section of our prospectus captioned “Plan of Distribution — Compensation We Will Pay for the Sale of Our Shares” beginning on page 202 of the prospectus and all similar discussions appearing throughout the prospectus.
In addition to the up-front fees described above, we will pay selling commissions over time as an ongoing distribution and stockholder servicing fee to our dealer manager with respect to Class T shares sold in our primary offering. The distribution and stockholder servicing fee will be calculated on a daily basis in an amount equal to 1/365th of 1.0% of the estimated per share NAV of Class T shares sold in our primary offering and will be paid monthly in arrears. We will cease paying the distribution and stockholder servicing fee with respect to the Class T shares sold in this offering at the earliest of: (i) the end of the month in which the transfer agent, on our behalf, determines that total distribution and stockholder servicing fees paid by a stockholder within his or her individual account would be equal to 4.0% of the stockholder’s total gross investment amount at the time of the purchase of the primary Class T shares held in such account; (ii) the date on which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the aggregate sale of Class A shares and Class T shares in our primary offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan); (iii) the fourth anniversary of the last day of the month in which our public offering (excluding the distribution reinvestment plan offering) terminates; (iv) the date such Class T share is no longer outstanding; and (v) the date we effect a liquidity event (such as the sale of our company, the sale of all or substantially all of our assets, a merger or similar transaction, the listing of our shares of common stock for trading on a national securities exchange or an alternative strategy that would result in a significant increase in the opportunities for stockholders to dispose of their shares). The distribution and stockholder servicing fee will be paid with respect to ongoing services provided to all of our Class T stockholders by the participating broker-dealer of record, which may include (i) offering to meet with the holder of the Class T share no less than annually to provide overall guidance on the stockholder’s investment in us, including discussing the mechanics of the distribution reinvestment plan, share redemption program or a tender offer, or to answer questions about their customer account statement or valuations, and (ii) discussing with the holder of the Class T share, upon such stockholder’s request, any questions related to the stockholder’s investment in us. While we expect that the participating broker-dealer of record for a Class A stockholder may provide some similar services to a Class A stockholder, they are under no obligation to do so and we will not pay a stockholder servicing fee for such services. We will not pay selling commissions, dealer manager fees or distribution and stockholder servicing fees on Class T shares sold pursuant to our distribution reinvestment plan.
The following information supersedes and replaces footnote (2) to the table contained in the section of our prospectus captioned “Plan of Distribution — Compensation We Will Pay for the Sale of Our Shares” beginning on page 202 of the prospectus and all similar discussions appearing throughout the prospectus.

(2)
The distribution and stockholder servicing fee is an ongoing fee that is not paid at the time of purchase. We will cease paying the distribution and stockholder servicing fee with respect to the Class T shares sold in this offering at the earliest of: (i) the end of the month in which the transfer agent, on our behalf, determines that total distribution and stockholder servicing fees paid by a stockholder within his or her individual account would be equal to 4.0% of the stockholder’s total gross investment amount at the time of the purchase of the primary Class T shares held in such account; (ii) the date on which the aggregate underwriting compensation from all sources equals 10.0% of the gross proceeds from the sale of Class A shares and Class T shares in our primary offering (i.e., excluding proceeds from sales pursuant to our distribution reinvestment plan); (iii) the fourth anniversary of the last day of the month in which our public offering (excluding the distribution reinvestment plan offering) terminates; (iv) the date such Class T share is no longer outstanding; and (v) the date we effect a liquidity event (such as the sale of our company, the sale of all or substantially all of our assets, a merger or similar transaction, the listing of our shares of common stock for trading on a national securities exchange or an alternative strategy that would result in a significant increase in the opportunities for stockholders to dispose of their shares). Amounts shown in this table assume that we sell $1,375,000,000 of Class A shares and $1,125,000,000 of Class T shares in our primary offering and reflect the termination of the payment of distribution and stockholder servicing fees due to the 10% limitation on the aggregate underwriting compensation that can be paid on the sale of Class T shares in our primary offering. In the event that we sell all remaining shares of the primary offering in Class T shares, the maximum amount of distribution and stockholder servicing fees will be approximately $89.5 million, as of April 11, 2016; however, the total amount and percentage of the dealer manager fee that we may pay in this offering will not change.

5
CCPT5- SUP-8D